Exhibit (12)

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the

Nine Months Ended October 30, 2010 and October 31, 2009

and for the Most Recent Five Fiscal Years

	Nine Months Ended		Fiscal Year Ended
	Oct. 30,	Oct. 31,	Jan. 30,	Jan. 31,	Feb. 2,	Feb. 3,	Jan. 28,
(millions)	2010	2009	2010	2009	2008	2007	2006
Ratio of Earnings to Fixed Charges
Earnings from continuing operations before income taxes	$2,908	$2,463	$3,872	$3,536	$4,625	$4,497	$3,860
Capitalized interest, net	1	(14)	(9)	(48)	(66)	(47)	(42)
Adjusted earnings from continuing operations before income taxes	2,909	2,449	3,863	3,488	4,559	4,450	3,818
Fixed charges:
Interest expense(a)	580	616	830	956	747	646	532
Interest portion of rental expense	82	78	105	103	94	88	84
Total fixed charges	662	694	935	1,059	841	734	616
Earnings from continuing operations before income taxes and fixed charges	$3,571	$3,143	$4,798	$4,547	$5,400	$5,184	$4,434
Ratio of earnings to fixed charges	5.40	4.53	5.13	4.29	6.42	7.06	7.21

(a)

Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income and interest associated with unrecognized tax benefit liabilities, which is recorded within income tax expense.

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